[Bonanza Letterhead]

February 4, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re:	Bonanza Goldfields Corporation Registration Statement on Form S-1 Filed November 20, 2012 File No. 333-185072

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bonanza Goldfields Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-185072), together with all exhibits thereto, filed on November 20, 2012 (the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an offering at this time. The Registration Statement has not been declared effective by the Commission. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to Michael Stojsavljevich, President, Chief Executive Officer and Chief Financial Officer to the above-mentioned address, email address is mike.stojsavljevich@gmail.com with a copy to Carl P. Ranno Esq at carlranno@cox.net

If you have any questions with respect to this matter, please contact Carl P. Ranno at 602 493 0369.

Sincerely,
Bonanza Goldfields Corporation

/s/ Michael Stojsavljevich
Michael Stojsavljevich
President, Chief Executive Officer and Chief Financial Officer